[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2008	aschick@luselaw.com

May 11, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:	Mark Webb, Esq.
Mail Stop 4561

Re:	Jacksonville Bancorp, Inc. (Registration No. 333-165466)
Registration Statement on Form S-1

Dear Mr. Webb:

On behalf of Jacksonville Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”).  Set forth below are the comments from the Staff’s letter dated May 5, 2010, as well as the Company’s responses to those comments.  In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”). The Amended S-1 has been blacklined to reflect changes from the previous filing.

Form S-1
Selected Consolidated Financial and Other Data of Jacksonville Bancorp and Subsidiary, page 33

1.	Please revise to include footnote 5 with this table.

As discussed with the Staff, footnote 5 is included with the table on page 33. It follows footnote 4 which is presented in tabular form, but is a footnote to the Selected Consolidated Financial and Other Data table.

Securities and Exchange Commission
May 11, 2010

One-to-four family mortgage loans, page 74

2.
We note your disclosure on page 69 that you sell a significant portion of your fixed rate loans directly to Freddie Mac as well as your disclosure on page 72 that you offer these types of loans as an alternative to customers that may not qualify for fixed rate loans.  In light of this practice, please revise to disclose whether you underwrite your variable rate loans at the initially offered rate or at a higher rate and provide more specific information regarding how you choose the rate at which you do underwrite these loans.  For example, provide additional information on how you consider loan-to value ratios, debt to income ratios, etc. and quantify this information where possible.  Please revise to disclose how you consider this underwriting practice in your determination of the allowance for loan losses.  Considering the overall significance of variable rate loans to your total loan portfolio as disclosed on page 76, please similarly discuss your underwriting practices for variable loans other than one-to-four family mortgages.

The disclosure has been revised on pages 72-74 to state that the Company generally underwrites variable rate loans at the current market rate and in limited circumstances as required by Regulation Z of the Federal Reserve Board at the fully indexed rate. The Company has revised the discussion of the allowance for loan losses on page 84 to clarify that the Company does consider changes in market interest rates as part of its consideration of economic conditions.

Commercial and Agricultural Real Estate and Multi-Family Real Estate Loans, page 73

3.
Please revise to disclose the balance of loans modified and not accounted for as troubled debt restructurings and disclose how you concluded that these loans should not be accounted for as such.  Disclose the reasons for these modifications and clarify whether you collect both the principle and all contractual interest due, including that accrued during the period of extension, at the end of the loan term.  Disclose whether the borrowers who receive a reduction of an interest rate to a rate not less than market would qualify for such rates if these loans were newly originated.  Disclose the criteria considered in concluding that a modification is short-term or long-term.

The disclosure has been revised as requested on page 78 of the Prospectus to quantify and explain how the Company applies loan modifications in limited circumstances.

Analysis of the Allowance for Loan Losses, page 86

4.
Please revise to disclose why you believe the circumstances surrounding the 3 non-performing relationships to be borrower specific and not related to the overall condition of the economy such that those conditions would not have a continuing impact on your loan losses.

The disclosure has been revised on page 86 to disclose the Company’s belief that the primary reason for the non-performing loans was poor management of the businesses in responding to changing economic conditions. The Staff should note that the change in the allowance for loan losses was primarily the result of two non-performing loans not three.

Securities and Exchange Commission
May 11, 2010

Consolidated Financial Statements
Note 17:  Disclosures about Fair Value of Assets and Liabilities, page F-39

5.
Please refer to our previous comment 16 in our letter dated April 7, 2010.  Although your foreclosed assets may not be material to total assets, they are material to nonperforming assets for both 2009 and 2008 and appear to have significantly increased during the first quarter of 2010.  Therefore, please revise to provide the previously requested disclosures.  We note on page 80 that foreclosed assets totaled $383 thousand at December 31, 2009.  Therefore, please clarify your response that you only carried $289 thousand in foreclosed assets held for sale at that date.

The Company has revised “Note 17:  Disclosures about Fair Value of Assets and Liabilities” to include foreclosed assets as an asset measured at fair value on a nonrecurring basis for both 2009 and 2008.  The total amount of foreclosed assets on the balance sheet was included in the table for Note 17 as substantially all foreclosed assets for each year were measured during the periods.  The dollar amount of $289,000 in foreclosed assets included in our response to your prior comments was due to an initial review that indicated not all foreclosed assets had been measured during 2009.  Upon further review, it was determined for 2009 and 2008, the entire balance sheet amounts should be included in the table as assets measured at fair value on a nonrecurring basis.

*   *   *   *   *

Securities and Exchange Commission
May 11, 2010

We trust the foregoing is responsive to the staff’s comments.  The Company wishes to have the registration statement declared effective as soon as possible.  We therefore request that the staff advise the undersigned at (202) 274-2008 or Benjamin Azoff of this office at (202) 274-2010 as soon as possible if it has any further comments.

Respectfully,

/s/ Alan Schick
Alan Schick

Enclosures
cc:	Michael R. Clampitt, Esq.
Rebekah Moore, CPA
Paul Cline, CPA
Richard Foss, President and
Chief Executive Officer
Eric Luse, Esq.
Kevin Houlihan, Esq.
Benjamin Azoff, Esq.